As filed with the Securities and Exchange Commission on February 6, 2002
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             INTIMATE BRANDS, INC.
                           (Name of Subject Company)

                               THE LIMITED, INC.
                                      AND
                       INTIMATE BRANDS HOLDING CO., INC.
                      (Names of Filing Persons -Offerors)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                           ------------------------

                                   461156-101
                     (Cusip Number of Class of Securities)

                                Samuel P. Fried
                               The Limited, Inc.
                                 P.O. Box 16000
                              Columbus, Ohio 43216
                           Telephone: (614) 415-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Dennis S. Hersch
                                David L. Caplan
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction valuation*                  Amount of filing fee**
         $1,539,613,818.75                          $141,644.47

*Estimated solely for the purpose of calculating the filing fee, based on the product of (i) $17.25, the average of the high and low prices of Intimate Brands Class A common stock as reported on the New York Stock Exchange on January 29, 2002 and (ii) the expected maximum number of shares of Class A common stock of Intimate Brands that may be acquired in the exchange offer and merger (including shares outstanding and vested stock options) to which this Tender Offer Statement relates.

**0.0092% of the Transaction Value.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $141,644.47            Filing Party:  The Limited, Inc.
Form or Registration No.: Form S-4              Date Filed:  February 5, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1. 9 issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

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


   Items 1 through 11.

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO as initially filed on February 5, 2002 (as amended hereby, the "Schedule TO") by The Limited, Inc., a Delaware corporation ("The Limited"), and Intimate Brands Holding Co., Inc. ("IB Holdings"), a Delaware corporation and a wholly owned subsidiary of The Limited. This Schedule TO relates to the offer by IB Holdings to exchange 1.046 shares of common stock, par value $.50 per share, of The Limited for each outstanding share of Class A common stock, par value $.01 per share, of Intimate Brands, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in the Prospectus, dated February 5, 2002, and in the related Letter of Transmittal, copies of which have been filed as Exhibits to the Schedule TO.


   Item 12.  Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibits:

     (a)(10) Presentation to be used by The Limited in meetings with stockholders and analysts (incorporated by reference to the filing on February 6, 2002 by The Limited pursuant to Rule 425 under the Securities Act of 1933).

     (a)(11) Employee communication dated February 6, 2002 (incorporated by reference to the filing on February 6, 2002 by The Limited pursuant to Rule 425 under the Securities Act of 1933).

     (a)(12) Transcript of the conference call held on February 4, 2002 (incorporated by reference to the filing on February 6, 2002 by The Limited pursuant to Rule 425 under the Securities Act of
              1933).

     (g)(1) Information provided to certain personnel at Goldman, Sachs & Co. and Banc of America Securities LLC, for use in their capacity as dealer-manager in the exchange offer (incorporated by reference to the filing on February 5, 2002 by The Limited pursuant to Rule 425 under the Securities Act of 1933).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          THE LIMITED, INC.


                                          By: /s/  V. ANN HAILEY
                                              ----------------------------------
                                              Name:  V. Ann Hailey
                                              Title: Executive Vice President
                                                     and Chief Financial Officer



                                          INTIMATE BRANDS HOLDING CO., INC.


                                          By: /s/  V. ANN HAILEY
                                              ----------------------------------
                                              Name:  V. Ann Hailey
                                              Title: President